CDNX - DRS

OTC BB - DRKRF

November 29, 2002                           Form 20-F File No.: 0-30072

Private Placement

(Vancouver, B.C., November 29, 2002) – Derek Resources Corporation has agreed to complete a private placement for 300,000 units at a price of $0.10 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.15 for a period of two years. All documentation and funds have been received by the Company.  Closing of the private placement is subject to regulatory approval.  The securities issued under this private placement will be subject to a four month hold period.  There were no commissions paid on this private placement.

DEREK RESOURCES CORPORATION

/s/ Barry Ehrl”

/s/ Frank Hallam

Barry C.J. Ehrl, Director

Frank Hallam, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

www.derekresources.com

Corporate e-mail:  info@derekresources.com

Investor Relations e-mail:  invest@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein

Cautionary Note to U.S. Investors:  The United States Securities and Exchange Commission permits resource companies, in their filings with the SEC, to disclose only those oil and gas deposits that a company can economically and legally extract or produce.  We may use certain terms and calculations of oil and gas reserves on this news release, such as calculations of "resources" and "reserves" that the SEC guidelines prohibit us from including in filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this form from the SEC by calling 1-800-732-0330.